UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report November 24, 2025

INTELITHRIVE, INC.

(Exact name of issuer as specified in its charter)

WY	87-2595116
State of incorporation or organization	(I.R.S. Employer Identification No.)

7306 Skyview Ave.

New Port Richey, FL 34653

(727)-656-7967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 1.	Fundamental Changes:

On November 22, 2025 the Company entered into a letter of intent (LOI) with AIVERSITY LLC. The LOI will be pending the PCAOB audit of AIVERSITY and other due diligence. Upon closing and definitive agreement AIVERSITY will be acquiring a control position of INTELITHRIVE, INC (ITHR). The LOI terminates upon the earlier of (a) execution of a definitive agreement or (b) Ninety (90) days from the date of the signed LOI. Termination shall not occur while AIVERSITY’s PCAOB audit is ongoing, provided AIVERSITY continues to pursue the audit in good faith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PGD Eco Solutions, Inc.

By:	/s/Paul Ogorek
Paul Ogorek
CEO/Director

November 24, 2025